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                                                                       EXHIBIT 3
                                    LIBERTY
                                  Media Group


FOR IMMEDIATE RELEASE
November 27, 1995
Contact: Vivian Carr (303) 721-5406

                 LIBERTY MEDIA GROUP TO EXCHANGE HSN SHARES FOR
                         INCREASED STAKE IN SILVER KING


Englewood, Colorado .... Tele-Communications, Inc. Liberty Media Group
("Liberty") today announced that it has agreed to exchange its controlling interest in Home Shopping Network, Inc. ("HSN") for shares of Silver King Communications, Inc. ("Silver King"). Liberty will receive approximately 11 million newly issued shares of Silver King in exchange for its 37.5 million shares of HSN. After giving effect to the exchange and to Silver King's acquisition of Savoy Pictures Entertainment, Inc. (see Silver King press release of November 27) Liberty will own approximately 45% of Silver King on a fully diluted basis. In addition, it was announced today by HSN that Barry Diller, Chairman and CEO of Silver King, has been named Chairman of HSN. Silver King and HSN will remain publicly traded companies.

Under the terms of the transaction, Liberty will contribute all of its HSN shares into a company previously formed by Liberty and Mr. Diller ("Silver Company"). Mr. Diller will hold all of the voting securities of Silver Company and Liberty will own certain non-voting equity securities of Silver Company. Following receipt of all necessary regulatory and shareholder approvals and consummation of the Savoy transaction, Silver Company will exchange its shares of HSN Common Stock 4.855 million shares of Silver King Common Stock and its shares of HSN Class B Common Stock for 6.082 million shares of Silver King Class B Common Stock. As a result of these transactions, and the prior exercise of an option to purchase 2 million shares of Silver King Class B Common Stock, Silver Company will hold approximately 84% of the votes of Silver King. Following completion of the foregoing transactions, HSN will no longer be a consolidated subsidiary of Liberty for financial reporting purposes.

Peter Barton, Liberty's President and CEO, said "This transaction is another step in our ongoing objective of aggressively managing our portfolio of assets in order to maximize the equity return to our shareholders. It gives us the opportunity to increase our investment in Silver King while retaining a significant holding in HSN. Barry has tremendous energy and creativity and an uninterrupted record of entrepreneurial success. We believe that his simultaneous leadership of HSN and Silver King creates a unique opportunity for value creation that will benefit the shareholders of both companies."
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Liberty Media Group is a division of Tele-Communications, Inc.  In addition to its interests in Silver King and HSN, Liberty has ownership interests in more than 50 cable television networks, including The Discovery Channel, QVC, CNN, the Family Channel, and numerous regional and national sports networks.
Liberty Media Group Series A and B common stock are series of Tele-Communications, Inc. common stock and are traded on the Nasdaq National Market under the symbols LBTYA and LBTYB, respectively.